Elizabeth Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-402-1624 Elizabeth.gioia@prudential.com

April 5, 2021

VIA EDGAR

Scott Lee
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Response to SEC Staff Comments on Registration Statement
    Pruco Life Flexible Premium Variable Annuity Account
    Post-effective Amendment No. 33 to Registration Statement on Form N-4
SEC File Nos. 333-37728 and 811-07325

Dear Mr. Lee:

On behalf of the above-referenced Registrant, below are responses to Staff oral comments received on March 25, 2021 to Post-effective Amendment No. 33 to Registration Statement noted above

Please note that in addition to revisions made to address your comments, we also made revisions to address applicable comments made by Mr. Alberto Zapata on two additional registration statements he reviewed. We’ve noted such comments with an asterisk.

The Staff’s comments and our proposed responses are as follows (all page references are to the “pdf” version filed with the SEC):

1.Respond to comments in a correspondence filing. Please note that the SEC is not responsible for the content of the filing or its accuracy.

Response: Registrant confirms that the SEC is not responsible for the content or accuracy of the filing. Registrant is solely responsible for both content and accuracy.

2.On page 2, omit “Title of Securities being Registered.”

Scott Lee, Esq.
April 5, 2021

Response: Agreed. Registrant has removed this information.

3.Supplementally confirm that contract holders received notice about alternative disclosures under Rule 30e-3 in 2019 and 2020.

Response: Registrant confirms that contract holders received notice in 2019 and 2020 regarding alternative disclosures.

4.On page 8, in the charges section, disclose whether Bonus Credits may be recaptured.

Response: Agreed. Registrant has added applicable disclosure.

5.*In the Key Information Table, per Item 2, instruction 2.(c)(i)(B) only the column headings for the Minimum and Maximum Annual Fee should be bolded.

Response: Agreed. Registrant has revised formatting accordingly.

6.In the Minimum and Maximum sections of Ongoing Fees and Expenses portion of both Key Information Tables, remove the parentheticals in the Maximum and consider whether the Admin Fee is necessary.

Response: Registrant has removed the parenthetical and will include the fee, as calculated in accordance with Instruction 2(c)(i)(D).

7.Indicate that all sections of the Key Information Table, other than the first page, apply to both versions of the product.

Response: Agreed. Registrant has made appropriate edits to so indicate.

8.In the Conflicts of Interest disclosure, add the types and basis for such compensation.

Response: Agreed. Registrant has added disclosure to address the types and basis of compensation.

9.In the Highest and Lowest Annual Cost Examples in the Key Information Table, confirm that the examples do not include Bonus Credits.

Response: Registrant confirms that the examples do not include Bonus Credits.

10.Consider ways to indicate the Base Contract Expenses are not additive for the Bonus and non-Bonus versions of the Contract.

Response: Registrant has edited the Fee Table to clarify that these expenses are for distinct contracts.

11.Remove the Settlement Charges from the Annual Annuity Expenses table and consider adding as a footnote.

Response: Registrant has removed the Settlement Charges and included a footnote explaining the charge.

12.What does footnote 2 apply to?

Response: Registrant has replaced footnote 2 with proper disclosure.

Scott Lee, Esq.
April 5, 2021

13.Add disclosure regarding Bonus recapture and Optional Benefits to the Principal Risks section.

Response: Registrant added the word “Optional” to the Effect of Withdrawals on Benefits” heading. Disclosure regarding Bonus recapture was already included in the Principal Risks section.

14.* In the Purchasing Your Annuity section, immediately under the heading, remove the second sentence and consider adding the first sentence to all other prospectuses.

Response: Registrant has made this change and will make this change to other products as applicable.

15.* Remove the last paragraph from the Overview Section

Response: Registrant has removed this paragraph.

16.Add Dollar Cost Averaging, Asset Allocation and Auto Rebalancing to the Optional Benefits Table.

Response: Registrant has added these features to the Optional Benefits Table.

17.On page 35, verify that there are examples for each benefit.

Response: Registrant has confirmed that each benefit has an example.

18.Add additional disclosure regarding loans.

Response: As this product does not allow for loans, Registrant has removed any references thereto.

19.Provide a more direct link to webpages.

Response: Agreed. Registrant has updated references to webpage addresses to directly indicate the page on which prospectuses are available.

20.Remove Trust names from Appendix A.

Response: Agreed. Registrant has removed Trust names from Appendix A. In addition, Registrant has made some formatting changes to the footnotes in Appendix A in accordance with a comment from Mr. Alberto Zapata.

21.Correct typo in SEC email address

Response: Agreed. Registrant has fixed this typo.

22.Consider incorporating company financials by reference.

Response: Registrant will consider this in future years, as making this change now would require several updates to control processes.

23.Correct numbering of Exhibits to be consistent with new Form N-4.

Scott Lee, Esq.
April 5, 2021

Response: Agreed. Registrant has chosen to use numbers in place of letters for the exhibits listed in Item 27. The exhibit numbers have been confirmed and exhibits have been shifted into the applicable numbers. Registrant has also made other minor changes to Part C to conform to specified language in Form N-4 instructions to Part C.

24.Note that actual, and not “form of” Participation Agreements are included in the Exhibit list.

Response: Registrant confirms that we will file actual participation agreements to the extent not already filed and will revise the Exhibit reference accordingly.

25.The location of books and records can be removed as it is now included in the N-CEN.

Response: Registrant will consider this in future years, as making this change now would require several updates to control processes

If you have any questions, please call me at (203) 402-1624.

Very truly yours,

/s/Elizabeth Gioia
Elizabeth Gioia
Vice President, Corporate Counsel